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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

LNB Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
502100-10-0
(CUSIP Number)
Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	502100-10-0	Page	2	of	9

1	NAMES OF REPORTING PERSONS: AMG Investments, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		533,681

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		533,681

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

533,681

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	502100-10-0	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Richard M. Osborne

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		533,681

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

533,681

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

533,681

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	502100-10-0	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Steven A. Calabrese

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		533,681

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

533,681

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

533,681

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	502100-10-0	Page	5	of	9
Item 1. Security and Issuer.
     This Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc., an Ohio corporation (the “Company”), which has its principal executive offices at 457 Broadway, Lorain, Ohio 44052.
Item 2. Identity and Background.
     (a) This Schedule 13D is filed by AMG Investments, LLC, an Ohio limited liability company (“AMG”), Steven A. Calabrese and Richard M. Osborne (collectively, the “Reporting Persons”) for the purpose of reporting acquisitions of Shares of the Company. Mr. Calabrese and Mr. Osborne are the managing members of AMG.
     (b) The address of AMG and the business address of Mr. Osborne is 8500 Station Street, Suite 113, Mentor, Ohio 44060. The business address of Mr. Calabrese is 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115.
     (c) The principal business of AMG is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Currently, AMG’s investments consist solely of Shares of the Company. Mr. Calabrese’s principal occupation is managing partner of Calabrese, Racek and Markos, Inc., a commercial construction and development company located at 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115. Mr. Osborne’s principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060. Mr. Osborne is also Chairman of the Board and Chief Executive Officer of John D. Oil and Gas Company, an oil and gas exploration company. John D. Oil and Gas Company is located at 8500 Station Street, Suite 100, Mentor, Ohio 44060.
     (d) Negative with respect to the Reporting Persons.
     (e) Negative with respect to the Reporting Persons.
     (f) AMG is organized under the laws of the State of Ohio. Mr. Calabrese and Mr. Osborne are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The Shares reported in Item 5(c) as having been acquired by AMG were acquired for the aggregate purchase price of approximately $7,596,186 (excluding commissions) with a combination of working capital of AMG and margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of the Shares reported herein as having been acquired by AMG.

CUSIP No.	502100-10-0	Page	6	of	9
Item 4. Purpose of Transaction.
     AMG purchased the Shares for investment. The Reporting Persons are disappointed in the Company’s performance and believe it is imperative for management and the board of directors of the Company to take immediate steps to maximize shareholder value. The Company’s net income has steadily decreased every year for several years. Although the Company posted a slight increase in net income for the first quarter of 2007 compared to 2006, the improvement was primarily the result of gains recorded on securities and the sale of mortgage loans to Freddie Mac, not the Company’s core lending operations which saw a 5.2% decline in net interest income from the first quarter of 2006 to the comparable 2007 quarter.
     The Reporting Persons are also concerned about the relatively large amount of loans that the Company has outstanding to its officers and directors and their affiliates. At 2006 year-end the Company had outstanding loans to related parties of almost $25 million, representing nearly 4% of the Company’s net loan portfolio. The Reporting Persons believe that this loan exposure to insiders is unusual for similarly situated banks.
     The Company must formulate and implement a plan to improve its performance or consider strategic alternatives. As part of this plan, the Reporting Persons believe the Company should reduce the size of the Company’s board from the current 14 members. The Reporting Persons believe that to operate effectively and efficiently the Board should be right-sized to fit the size of the Company.
     Other than as described above, pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, none of the Reporting Persons currently have plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;
     (ii) the sale or transfer of a material amount of assets of the Company; (iii) a change in the present board of directors or management of the Company; (iv) a material change in the present capitalization or dividend policy of the Company;
     (v) a material change in the business or corporate structure of the Company;
     (vi) a change to the articles of incorporation, or code of regulations of the Company, or an impediment to the acquisition of control of the Company, by any person;
     (vii) the delisting from the NASDAQ National Market’s Over-the-Counter Bulletin Board of the Company’s Shares;
     (viii) a class of equity securities of the Company; becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

CUSIP No.	502100-10-0	Page	7	of	9
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
     Each of the Reporting Persons reserves the right to modify its or his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, AMG, Mr. Calabrese or Mr. Osborne may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D. As may be required, The Reporting Persons may contact the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency to provide notice or seek approval if they take any actions requiring such notice or approval.
Item 5. Interest in Securities of the Issuer.
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 6,443,673 Shares outstanding.
     AMG beneficially owns 533,681 Shares, or 8.3% of the outstanding Shares. As managing members of AMG, each of Mr. Calabrese and Mr. Osborne may be deemed to beneficially own all Shares held by AMG.
     (b) Mr. Calabrese and Mr. Osborne, as managing members of AMG, have shared power to vote, or to direct the voting of, and shared power to dispose or to direct the disposition of, the Shares held by AMG.
     (c) During the past 60 days, AMG purchased 533,681 Shares in open market transactions as set forth below:

		Approximate Per Share Price (Excluding
Date	Number of Shares	Commissions)
3/12/2007	200	$15.32
3/12/2007	15,000	$15.42
3/13/2007	700	$15.16
3/13/2007	2,500	$15.23
3/13/2007	1,400	$15.25
3/13/2007	100	$15.24
3/13/2007	6,900	$15.21
3/13/2007	2,200	$15.19
3/13/2007	25,300	$15.20
3/13/2007	200	$15.18
3/14/2007	100	$15.15
3/14/2007	1,400	$15.23
3/16/2007	9,000	$15.33
3/20/2007	3,500	$15.52
3/21/2007	2,800	$15.48
3/26/2007	350	$15.30
4/09/2007	700	$15.15
4/10/2007	300	$15.15

CUSIP No.	502100-10-0	Page	8	of	9

		Approximate Per Share Price (Excluding
Date	Number of Shares	Commissions)
4/10/2007	1,000	$15.05
4/19/2007	100	$14.80
4/20/2007	1,000	$14.85
4/20/2007	802	$14.80
4/24/2007	2,000	$14.60
4/24/2007	2,000	$14.55
4/24/2007	1,750	$14.50
4/26/2007	900	$14.36
5/07/2007	105,000	$14.11
5/07/2007	500	$13.95
5/08/2007	15,900	$14.10
5/09/2007	25,000	$14.10
5/09/2007	305,079	$14.03
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.
Item 7. Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2007
AMG Investments, LLC

/s/ Richard M. Osborne

By: Richard M. Osborne Its: Managing Member

/s/ Richard M. Osborne

Richard M. Osborne, Individually

/s/ Steven A. Calabrese

Steven A. Calabrese, Individually